Filed pursuant to Rule 424(b)(3)
Registration No. 333-144567
PROSPECTUS
XO Holdings, Inc.
200,000 Shares of 6% Class A Convertible Preferred Stock
(Liquidation Preference $50 per share plus Accretion)
and
Shares of Common Stock Issuable Upon Conversion
of such 6% Class A Convertible Preferred Stock
     This prospectus relates to our 6% Class A Convertible Preferred Stock (liquidation preference $50 per share plus accretion) (“Class A Preferred Stock”) and the shares of common stock issuable upon conversion of the Class A Preferred Stock that may be offered and sold to the public by J.P. Morgan Ventures Corporation, Lehman Brothers Inc., EnterAspen Limited and Sopris Partners, Series A of Sopris Capital Partners, LP as selling shareholders, from time to time, in one or more offerings. The selling shareholders may offer such securities in their discretion at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices. We will not receive any proceeds from sales by the selling shareholders.
     On August 6, 2004, XO Communications, Inc. (the “Predecessor Issuer”), our predecessor issuer, issued 3.8 million shares of its 6% Class A Convertible Preferred Stock to Cardiff Holding LLC (“Cardiff”) and its affiliate, and 200,000 shares of such preferred stock to R2 Investments, LDC, an affiliate of Amalgamated Gadget, L.P. (collectively, “R2 Investors”), for aggregate gross proceeds of $200 million (or $50 per share). This initial offer of the Predecessor Issuer’s 6% Class A Preferred Stock was in the form of a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). In connection with such offer and sale, on August 5, 2004, the Predecessor Issuer entered into a Registration Rights Agreement (as amended from time to time, the “Registration Rights Agreement”) with the initial purchasers of its 6% Class A Convertible Preferred Stock providing for the registration of such preferred stock and the common stock of the Predecessor Issuer into which such preferred stock is convertible under the Securities Act. We amended the Registration Rights Agreement on April 28, 2006 to permit certain subsequent purchasers of Class A Preferred Stock to request registration of the shares of preferred stock and common stock into which such preferred stock is convertible under the Securities Act.
     As previously disclosed, on February 28, 2006, the Predecessor Issuer consummated a corporate restructuring pursuant to which the Predecessor Issuer merged with and into its then indirect wholly owned subsidiary, XO Communications, LLC (“XO LLC”), with XO LLC as the entity surviving such merger as our direct wholly owned subsidiary. Pursuant to the merger, among other things, all of the capital stock and other securities of the Predecessor Issuer, including its 6% Class A Convertible Preferred Stock and common stock subject to the Registration Rights Agreement, were converted into the right to receive corresponding capital stock and other securities of XO Holdings, Inc. on a one-for-one basis, and we assumed the rights and obligations of the Predecessor Issuer under the Registration Rights Agreement.
     On June 20, 2006, we filed a registration statement on Form S-3 relating to 1,725,000 shares of Class A Convertible Preferred Stock and shares of common stock issuable upon conversion of such shares of Class A Convertible Preferred Stock. The selling shareholders for these shares were Bear Stearns & Co. Inc., Gracie Capital, LP, H Partners LP, J.P. Morgan Ventures Corporation, Lonestar Partners, LP, River Run Fund Ltd., River Run Partners LP, Scoggin Capital Management, L.P. II, Scoggin International Fund, Ltd., Scoggin Worldwide Fund, Ltd., Third Point Partners LP, Third Point Partners Qualified LP, Third Point Offshore Fund, Ltd. and Third Point Ultra Ltd.
     The Class A Preferred Stock is our most senior equity security in respect of any distribution of our assets upon liquidation. Holders of the Class A Preferred Stock are not entitled to receive cash dividends on such stock. However, the preference payable in respect of each share of Class A Preferred Stock in connection with any liquidation is an amount equal to $50 (the per share issuance price), plus 1.5% per quarter from and after September 30, 2004, compounded quarterly. The Class A Preferred Stock is subject to redemption on January 15, 2010, and under certain other circumstances, at the liquidation preference amount then in effect. In addition, each share of preferred stock is presently convertible into our common stock at a rate equal to the liquidation preference amount then in effect, divided by $4.62 (subject to certain adjustments), which represented a 25.2% premium over the closing price of the Predecessor Issuer’s common stock on August 6, 2004, the date that the Predecessor Issuer’s 6% Class A Convertible Preferred Stock was initially issued.
     For a more detailed description of the Class A Preferred Stock, see “Description of Class A Preferred Stock” beginning on page 13 of this prospectus.
     Our common stock is quoted on the Over the Counter Bulletin Board of The Nasdaq Stock Market, Inc. at www.otcbb.com and in the Pink Sheets at www.pinksheets.com, under the symbol “XOHO.OB,” but is not listed on any national or regional securities exchange or quoted through NASDAQ. On August 23, 2007, the last reported closing sale price for our common stock on the Over the Counter Bulletin Board of The Nasdaq Stock Market, Inc. was $3.40 per share.
     You should carefully read this prospectus before you decide to invest in these securities.
     See “Risk Factors” on page 4 for a discussion of matters that you should consider before investing in these securities.
     The information contained in this information prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 28, 2007.

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ABOUT THIS PROSPECTUS
     We urge you to read the entire prospectus, including “Risk Factors,” and the information contained in the public documents that we have filed with the Securities and Exchange Commission (the “Commission”). You should read this prospectus together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Documents by Reference.”
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling shareholders will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus, as well as the information we have previously filed with the Commission and incorporated by reference in this prospectus is accurate only as of the date of the documents containing the information. Unless otherwise indicated or except where the context otherwise requires:
•	references in this prospectus to “we,” “us,” “our” or similar terms and “Company” mean XO Holdings, Inc., a Delaware corporation;

•	references in this prospectus to “Company common stock” mean the common stock, par value $0.01 per share, of the Company;

•	references in this prospectus to “Predecessor Issuer” mean XO Communications, Inc., a Delaware corporation; and

•	references in this prospectus to “XO LLC” mean XO Communications, LLC, a Delaware limited liability company.

THE COMPANY
     General
     We are a leading facilities-based, competitive telecommunications services provider that delivers a comprehensive array of telecommunications services to business customers. We operate our business in two business units through two primary operating subsidiaries, which we refer to as the Wireless Business and the Wireline Business. Our subsidiary XO LLC operates our Wireline Business, providing local and long distance voice services, Internet access, private data networking and hosting services through a national telecommunications network consisting of more than 9,100 metro route miles of fiber optic lines connecting 953 unique incumbent local exchange carrier, or ILEC, end-office collocations in 37 U.S. cities. XO LLC operates under the trade name “XO Communications”. Our subsidiary Nextlink Wireless, Inc. operates our Wireless Business, and holds Federal Communications Commission, or FCC, licenses to deliver telecommunications services via local, multipoint distribution service, or LMDS, wireless spectrum in more than 70 U.S. cities. Our Wireless Business is at an early stage of development, and we plan to market our services primarily to telecommunication carriers, business customers and government agencies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the Exchange Act. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, dividends and dividend plans, financing plans, business strategy, budgets, projected costs, capital expenditures, competitive positions, growth opportunities, plans and objectives of management for future operations, services, development and deployment of data products and services, operations from our networks, trends related to and expectations regarding the results of operations in future periods and statements that include words such as “anticipate,” “if,” “believe,” “plan,” “estimate,” “expect,” “intend,” “may,” “could,” “should,” “will” and other similar expressions are forward-looking statements. Such forward-looking statements are inherently uncertain and actual results may materially differ from our expectations.
     The operation and actual future results and trends of our business may be subject to the effect of other risks and uncertainties, in addition to the relevant qualifying factors identified in our filings with the Commission and under “Risk Factors” and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus, including, but not limited to:
•	general economic conditions in the geographic areas that we are targeting for communications services;

•	the ability to achieve and maintain market penetration and average per customer revenue levels sufficient to provide financial viability to our business;

•	the quality and price of similar or comparable communications services offered or to be offered by our current or future competitors; and

•	future telecommunications-related legislation or regulatory actions.
     Many factors mentioned in our discussion in this prospectus will be important in determining future results and are beyond our control and the control of our management. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.
     We do not undertake any duty to update any forward-looking statement, whether as a result of new information, future events or otherwise, and such forward-looking statements speak only as of the date on which they are made. You are advised, however, to consult any additional disclosures we make in our reports to the Commission on Forms 10-K, 10-Q and 8-K.

RISK FACTORS
     Before you invest in our Class A Preferred Stock and/or common stock (including the common stock issuable upon conversion of the Class A Preferred Stock), you should carefully consider the risks involved. These risks include, but are not limited to:
•	the risks referred to below;

•	the risks described in our Annual Report on Form 10-K for the year ended December 31, 2006, as amended, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, which are incorporated by reference in this prospectus; and

•	any risks that may be described in other filings we make with the Commission (relating to specific offerings of securities or otherwise).
Risks Related to Liquidity, Financial Resources, and Capitalization
The Company has incurred a net loss in the past and, in the near term, may not generate funds from operations sufficient to meet all of its operating or capital cash requirements.
     For each period since inception, the Company has incurred net losses. For the years ended December 31, 2006, 2005 and 2004 the Company’s net losses allocable to common stockholders were approximately $143.8 million, $159.2 million and $410.5 million, respectively. In the near term, the Company expects to use available cash to fund the Company’s operating cash needs and its ongoing capital expenditure requirements. However, the Company anticipates its capital expenditures in the second half of 2007 to be comparable to the approximate $109 million the Company spent during the first half of 2007. Furthermore, the Company anticipates its capital expenditures will continue to outpace estimated cash inflows from operations for the remainder of 2007. While the Company continues to explore the possibility of renegotiating or refinancing the Company’s existing credit facility and/or raising capital through one or more offerings of debt and/or equity securities, there can be no assurance that the Company will be successful in its efforts to raise additional capital to meet the Company’s current plans. If the Company is unable to raise additional capital through one or more financing activities, the Company may not generate sufficient funds from operations to execute the Company’s business strategy. Furthermore, reductions in the Company’s cash balance and recent market volatility in the corporate debt markets could have a negative impact on the Company’s ability to raise additional capital or to do so on financially favorable terms.
The covenants in the Credit Facility restrict the Company’s financial and operational flexibility, which could have an adverse effect on the Company’s results of operations.
     The Amended and Restated Credit and Guaranty Agreement, dated January 16, 2003 (as amended, supplemented or otherwise modified, and as it may be further amended, supplement or otherwise modified), by and among XO LLC, certain affiliates and subsidiaries of XO LLC, as Guarantors, the Lenders party thereto from time to time and Mizuho Corporate Bank Ltd., as administrative agent (the “Credit Facility”), contains covenants that restrict, among other things, the amount of capital expenditures and the Company’s ability to borrow money, grant additional liens on the Company’s assets, make particular types of investments or other restricted payments, sell assets or merge or consolidate. Companies controlled by the Chairman hold more than 90% of the principal amount of the loans outstanding under the Credit Facility. Because amendments to or waivers of covenants under the Credit Facility generally require the approval or consent of holders of a majority of the outstanding principal amount under the Credit Facility, decisions whether to amend or waive compliance with such covenants by the holders of loans under the Credit Facility can be made by the Chairman.
     The security for the Credit Facility consists of all Company assets including the stock of the Company’s direct and indirect subsidiaries and substantially all the assets of those subsidiaries. The Credit Facility limits additional indebtedness, liens, dividend payments and certain investments and transactions, and contains certain covenants with respect to EBITDA requirements (as the term EBITDA is defined in the Credit Facility), maximum capital expenditures and maintenance of an unrestricted cash balance of $25.0 million at the end of each fiscal quarter. For the twelve-month period ended June 30, 2007, the Company was required to achieve a minimum consolidated EBITDA of not less than $430.0 million.
     The Company was not in compliance with the minimum consolidated EBITDA covenant for the fiscal quarter ended June 30, 2007; however, XO LLC had previously obtained a waiver of compliance with this covenant for that fiscal quarter from the affiliate of the Company’s Chairman which holds a majority of the loans, in accordance with the terms of the Credit Facility.
     The Company does not expect to meet the EBITDA covenant for the twelve-month period ended June 30, 2008. On August 8, 2007, XO LLC obtained another waiver of compliance with this covenant, in accordance with the terms of the Credit Facility. The waiver of compliance is filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. This wavier prevents the lenders under the Credit Facility from accelerating repayment of the outstanding indebtedness for a breach of the covenant for which the waiver was granted under the Credit Facility until the end of the fiscal quarter ended September 30, 2008.
     In the event that the Company anticipates not being in compliance with the Credit Facility covenants including the minimum consolidated EBITDA covenant for the fiscal quarter ended September 30, 2008, there can be no guarantee that the Company will be able to obtain another waiver. If the Company is not able to (i) obtain another waiver, (ii) amend the Credit Facility covenant to remove the minimum EBITDA requirements or decrease the requirement to a level that the Company believes can be achieved, or (iii) repay the Credit Facility with a new debt or equity offering so that XO LLC is in compliance, the Company will be required to reclassify the $356.2 million of its outstanding long term debt and accrued interest to short term debt as of September 30, 2007. Management is currently evaluating alternative financing available to repay the Credit Facility, including, among other things, one or more debt or equity offerings or through refinancing the Credit Facility.
     Although the existing wavier prevents the lenders under the Credit Facility from accelerating repayment of the outstanding indebtedness under the Credit Facility until September 30, 2008, it only prevents a reclassification of this debt as a current liability until September 30, 2007. A reclassification of this debt would cause a significant deterioration to the Company’s disclosed working capital and financial position. The security for the Credit Facility consists of substantially all of the Company’s wireline and wireless assets. A default under the Credit Facility could adversely affect the Company’s rights, and its ability to perform its obligations under other commercial agreements.
     The Company’s Credit Facility also could affect the Company’s financial and operational flexibility, as follows:
•	It may impair the Company’s ability to obtain additional financing in the future;
•	It may limit the Company’s flexibility in planning for or reacting to changes in market conditions; and
•	It may cause the Company to be more vulnerable in the event of a downturn in business.

The Company may not prevail in its claims against the ATLT, and it may not be successful in defending against the ATLT’s counterclaims.
     As previously disclosed by the Company in its periodic reports filed with the SEC, the Company has asserted various claims against the ATLT in the approximate aggregate amount of $50 million, and the ATLT has asserted various counterclaims against the Company. On February 2, 2007, the Bankruptcy Court entered a corrected order adjudicating some, but not all, of those claims and counterclaims. Pursuant to that order, the Bankruptcy Court ruled, among other things, in favor of the ATLT on its counterclaim relating to the proceeds of certain Allegiance receivables (which ruling requires the Company to pay the minimum amount of approximately $8 million, subject to an upward adjustment of up to approximately $2 million depending on the decision of an accounting referee, plus interest), and against the Company on its claim for payment of a management fee (in the approximate amount of $30 million). Certain of the claims and counterclaims of the parties remain to be adjudicated, including an accounting referee process. There is no assurance that the Bankruptcy Court, or the accounting referee will rule in the Company’s favor. Also, there is no assurance that an appellate court considering an appeal of any ruling on any of the claims or counterclaims will rule in favor of the Company.
The Company’s rights to the use of the unlit capacity that makes up its network may be affected by the financial health of the Company’s fiber providers or by disputes with the Company’s fiber providers.
     The Company possesses the right to use the unlit capacity that is included in its network, particularly in its intercity network, through long-term leases or indefeasible right of use agreements. A bankruptcy or financial collapse of one of these fiber providers could result in a loss of the Company’s rights under such leases and agreements with the provider, which in turn could have a negative impact on the integrity of the Company’s network, the ability to expand the capacity of the Company’s network as the Company’s business grows, and ultimately on the Company’s results of operations. In addition, if one of the Company’s fiber providers, as a result of a dispute (such as the current dispute with Level 3 relating to unlit fiber, as further discussed in Part II, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007) were to prevent the Company from lighting more fiber, such actions could also have a similar negative impact.
Risks Related to the Company’s Wireline Operations
In the event of a substantial failure of the Company’s operations support systems, including the systems for sales tracking, order entry and provisioning, and billing, the Company’s Disaster Recovery System may not permit the recovery of its systems operations and/or perform critical aspects of its services for an extended period, which would adversely affect the Company’s revenues and/or capital resources.
     The Company’s disaster recovery framework to control and address systems risks is not fully redundant, and the Company may incur and/or suffer the costs, delays and customer complaints associated with system failures and may not be able to efficiently and accurately provision new orders for services on a timely basis to begin to generate revenue related to those services.
The Company’s rights to the use of the unlit capacity that makes up its network may be affected by the financial health of the Company’s fiber providers.
     The Company possesses the right to use the unlit capacity that is included in its network, particularly in its inter-city network, through long-term leases or indefeasible right of use agreements. A bankruptcy or financial collapse of one of these fiber providers could result in a loss of the Company’s rights under such leases and agreements with the provider, which in turn could have a negative impact on the integrity of the Company’s network, the ability to expand the capacity of the Company’s network as its business grows, and ultimately on the Company’s results of operations.
The Company may not be able to continue to connect its network to ILEC networks or to maintain Internet peering arrangements on favorable terms, which would impair the Company’s growth and performance.
     The Company is required to be a party to interconnection agreements with ILECs in order to connect the Company’s customers to the public switched telephone network. If the Company is unable to renegotiate or maintain interconnection agreements in all of its markets on favorable terms, it could adversely affect the Company’s ability to provide services in the affected markets.
     Peering agreements with Internet service providers allow the Company to access the Internet and exchange traffic with these providers. Depending on the relative size of the providers involved, these exchanges may be made without settlement charges. Recently, many Internet service providers that previously offered peering have reduced or eliminated peering relationships or are establishing new, more restrictive criteria for peering and an increasing number of these providers are seeking to impose charges for transit. Increases in costs associated with Internet and exchange transit could have an adverse effect on the Company’s margins for its services that require Internet access. The Company may not be able to renegotiate or maintain peering arrangements on favorable terms, which would impair its growth and performance.

The Company depends on a limited number of third party service providers for the performance of several of its business operations, including payroll and billing services.
     If any of these third party providers were to experience significant interruptions in their business operations, terminate their agreements with the Company, or fail to perform the services required under the terms of the Company’s contracts with them, the Company’s business operations could be materially and adversely affected for an indefinite period of time. There can be no assurance that the Company would be able to locate alternative providers of such services, or that it could do so at economical rates.
The Company may be unable to adequately protect its intellectual property or rights to licenses for use of third-party intellectual property, and may be subject to claims that the Company infringes the intellectual property of others, which could substantially harm the Company’s business.
     The Company relies on a combination of patents, copyrights, and other proprietary technology that it licenses from third parties. The Company has been issued several United States and foreign trademarks and may consider filing for additional trademarks in the future. The Company has also been issued one United States patent and may consider filing for additional patents in the future. However, the Company cannot assure that any additional patents or trademarks will be issued or that its issued patent or trademarks will be upheld in all cases. The Company cannot guarantee that these and other intellectual property protection measures will be sufficient to prevent misappropriation of the Company’s trademarks or technology or that its competitors or licensors will not independently develop technologies that are substantially equivalent to or superior to the Company’s. In addition, the legal systems in many other countries do not protect intellectual property rights to the same extent as the legal system of the United States. If the Company is unable to adequately protect its proprietary interests and business information or its present license arrangements, its business, financial condition and results of operations could be adversely affected. Further, the dependence of the telecommunications industry on proprietary technology has resulted in frequent litigation based on allegations of the infringement of patents and other intellectual property. In the future, the Company may be subject to litigation to defend against claimed infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Future litigation also may be necessary to enforce and protect the Company’s trade secrets and other intellectual property rights. Any intellectual property litigation could be costly and cause diversion of management’s attention from the operation of the Company’s business. Adverse determinations in any litigation could result in the loss of proprietary rights, subject the Company to significant liabilities or require it to seek licenses from third parties that may not be available on commercially reasonable terms, if at all. The Company could also be subject to court orders preventing it from providing certain services in connection with the delivery of services to its customers.
The Company experiences turnover among its experienced and trained employee base, which could result in the Company’s inability to continue performing certain functions and completing certain initiatives in accordance with its existing budgets and operating plans.
     The Company depends on the performance of its executive officers and key sales, engineering, and operations personnel, many of whom have significant experience in the telecommunications industry and substantial tenures with either the Company or that of one of the companies that the Company has acquired. The Company experiences turnover among its employees as a whole, and if the Company is not able to retain its executive officers or other key employees, it could experience a material and adverse effect on its financial condition and results of operations. In addition, recruitment and retention of qualified employees remain highly competitive, and there can be no assurance that, if the Company loses one or more of its senior executives or key employees, the Company will be able to replace those persons, or, if it is able to replace such persons, that it will be able to do so without incurring significant additional labor costs or disruptions in its operations.
Several customers, in the aggregate, account for a significant portion of the Company’s revenue, and some of its customer agreements may not continue due to bankruptcies, acquisitions, non-renewal, or other factors.
     As of December 31, 2006, the Company did not have any individual customers who provided more than 5% of its total revenue. However, the Company has substantial business relationships with several large telecommunications carriers for whom it provides wireless, local and long distance transport services. The highly competitive environment and the industry consolidation in the long distance and wireless markets has challenged the financial condition and growth prospects of some of the Company’s carrier customers, and has caused such carrier customers to optimize the telecommunications capacity that they utilize among competing telecommunications services providers’ networks, including the Company’s. Replacing this revenue may be difficult because individual enterprise and small to medium business customers tend to place smaller service orders than the Company’s larger carrier customers. In addition, pricing pressure on products that the Company sells to its carrier customers may challenge its ability to grow revenue from carrier customers. As a result, if the Company’s larger carrier customers terminate the services they receive from it, the Company’s revenues and results of operations could be materially and adversely affected.

Risks Related to the Company’s Wireless Operations
Nextlink is in the early stages of development and the Company may not be able to implement its business strategy or to obtain new customers.
     Nextlink, the Company’s fixed wireless business, provides services in an emerging market and is subject to the inherent risks of early stage enterprises. In order to continue the growth and development of the fixed wireless business, significant capital expenditures would be required to, among other things, purchase equipment, acquire service locations and further develop the Company’s information technology systems. There can be no assurance that the Company will successfully grow and develop its fixed wireless business even if such capital expenditures are made. There can also be no assurance that the market will accept the Company’s wireless services, or that developments in the communications market that management believes could contribute to the growth of the Company’s wireless business will be sustained.
Two customers, one affiliated, account for nearly all of Nextlink’s revenue.
     Nextlink, the Company’s wireless business subsidiary, has a business relationship with XO LLC, its affiliate, for whom it provides wireless services, and also with an unaffiliated, large, mobile wireless telecommunications carrier for whom it provides cellular backhaul services (i.e., the movement of telecommunications traffic between cell sites and points of connection to wired networks). If Nextlink’s relationship with that unaffiliated, carrier customer were to deteriorate, or if that carrier customer were to experience significant adverse business developments, Nextlink’s revenues and results of operations could be materially and adversely affected.
The Company’s licenses may not be renewed upon expiration.
     The Company’s spectrum licenses in the LMDS and 39 GHz bands are granted for ten-year terms. The renewal dates for the Company’s LMDS licenses are generally in 2008. The renewal dates for its 39 GHz licenses are in 2010. To qualify for renewal of a license, the Company must demonstrate that it has provided “substantial service” by the end of the license term. The FCC’s “substantial service” renewal standard for both LMDS and 39 GHz licensees is intended to provide licensees with flexibility in renewing their licenses. The FCC’s “safe harbor” guidelines provide licensees with a degree of certainty as to how to comply with the requirement, but they are not the only way to demonstrate substantial service.
     The FCC has provided “safe harbor” examples of what would constitute substantial service for an LMDS and 39 GHz licensee. For an LMDS licensee that chooses to offer point-to-multipoint services, a demonstration of coverage to 20% of the population of its licensed area at the ten-year mark would constitute substantial service. In the alternative, for an LMDS licensee that chooses to offer fixed, point-to-point services, the construction of four permanent links per one million people in its licensed area would constitute substantial service. For a 39 GHz licensee, the FCC adopted the safe harbor of four links per million population. The FCC has taken a flexible approach to assessing whether LMDS and 39 GHz licensees are providing substantial services, including, for example, determining that a licensee is providing niche, specialized or technologically sophisticated services.
     Management expects the Company’s FCC licenses will not be reviewed for substantial service on a company-wide basis but rather on a license-by-license basis. While management expects that the Company will be able to demonstrate that it is providing substantial service for each of its licenses, the FCC may modify its definition of substantial service.
A key aspect of the Company’s business strategy is to provide backhaul services for providers of cellular wireless mobile telecommunications, and its business will depend to a substantial degree on the widespread adoption of bandwidth-intensive applications, such as 3G and 4G applications.
     One of the Company’s primary business strategies is to provide mobile telecommunications companies with backhaul services (i.e., the movement of telecommunications traffic between cell sites and points of connection to wired networks). Demand for backhaul services will depend, to a large extent, on the widespread acceptance and use of so-called third and fourth generation (“3G” and “4G”) mobile wireless technologies, such as high speed data service, video phone capability, telephone photography, streaming video, downloadable music, and video games. The implementation of 3G and 4G technologies may require cellular companies to upgrade equipment and make significant capital expenditures, which may be delayed by a number of factors outside of the Company’s control. Any delay in implementation could result in reduced demand for backhaul services, which would have a material adverse effect on the Company’s ability to generate revenues and expand its business.

The Company may not be able to successfully execute the necessary real estate transactions, or to negotiate acceptable rates in those agreements for placing antennas and having access to necessary equipment.
     The provision of the Company’s services may require that it enters into arrangements with certain property owners in order to attach equipment inside or on the rooftops of buildings where customers are located. Similar agreements may also be required in order to access transmission towers or buildings that the Company plans to use as hubs or repeaters for its networks. However, the Company may be unable to enter into access arrangements on favorable terms, or at all and therefore may be unable to service certain prospective customers. In addition, the general unavailability of transmission towers may hinder the expansion of the Company’s networks.
Additional spectrum may become available from the FCC, increasing the number of and/or viability of the Company’s competitors or even allowing the Company’s customers or potential customers to obtain their own spectrum outright, reducing their need to obtain spectrum or services from the Company.
     Other entities may obtain FCC licenses to operate spectrum in the same markets as the Company, thereby offering similar capacity with comparable transmission reliability. These entities may decide to enter the Company’s business and offer services to telecommunications companies and its other targeted customers. They may be able to offer lower prices than the Company or may have more spectrum available to use in a given market than the Company. Alternatively, potential customers may decide to obtain equipment that operates on certain bands of frequencies that the FCC has designated, or may in the future designate, for use without individual FCC licensing.
     For example, the FCC still holds limited amounts of 39 GHz spectrum left over from the initial 39 GHz auction and also is considering a notice of proposed rulemaking relating to the possible auction of the 37 GHz band spectrum, which shares many physical similarities with the Company’s spectrum. Successful auctions in the 37 GHz or 39 GHz or other high frequency bands could increase the number of entities that hold the spectrum, and its general availability and could have a material adverse effect on the value of the Company’s spectrum. Potential customers that would otherwise use the Company’s services could instead decide to acquire spectrum rights in these auctions or obtain services from the winners of those auctions. Unsuccessful auctions of the spectrum may generate low winning bids and could therefore reduce the values of spectrum in neighboring bands, including the value of the Company’s spectrum licenses. Alternatively, the FCC may decide to allocate additional spectrum for licensing without auctions to certain classes of users, such as state and local government agencies, that otherwise might be potential customers of the Company’s services.
The Company is dependent on key personnel and its success depends on its ability to attract, train and retain additional qualified personnel.
     The loss of one or more key personnel, or the Company’s failure to successfully recruit key personnel, could impair its ability to successfully build out and operate its services and network. The Company believes that its future success also depends on its continued ability to attract and retain highly qualified technical and management personnel. The Company believes that there is and will continue to be intense competition for qualified personnel in the wireless communications industry. The Company may not be successful in retaining its key personnel or in attracting and retaining other highly qualified technical and management personnel.
FCC Regulation of radio frequency emissions and radio frequency environments may increase the Company’s costs and/or limit its operations.
     The FCC regulates the health and safety effects of radio frequency emissions for the Company and other wireless communications providers. Any FCC licensee whose emissions in an area exceed 5% of the total permissible emissions limit is responsible for ensuring that the site meets applicable health and safety requirements. The fixed wireless equipment the Company uses is designed to operate at radio frequency emission levels well below the FCC’s standard. However, if the Company operates in an area where other higher radio frequency emitters are operating, the Company could nonetheless be required to cooperate with, and contribute financially to, efforts intended to bring the site within applicable health and safety limits.
Risks Related to Competition and the Company’s Industry
Technological advances and regulatory changes are eroding traditional barriers between formerly distinct telecommunications markets, which could increase the competition the Company faces and put downward pressure on prices, which could impair its results.
     New technologies, such as VoIP, and regulatory changes — particularly those permitting ILECs to provide long distance services — are blurring the distinctions between traditional and emerging telecommunications markets. Additionally, some of the Company’s biggest competitors have been freed from certain regulatory requirements that required such competitors to make certain elements of their networks available to CLECs on just, reasonable, and non-discriminatory rates, terms and conditions. Furthermore, the increasing importance of data services has focused the attention of most telecommunications companies on this growing sector. As a result, a competitor in any of the Company’s business areas is potentially a competitor in its other business areas, which could impair its prospects, put downward pressure on prices and adversely affect the Company’s operating results.

The telecommunications industry is highly competitive, and has experienced the consolidation of many existing competitors and the introduction of significant new competitors.
     The communications industry is highly competitive. Many of the Company’s competitors generate significantly greater revenue, and possess significantly greater assets and financial resources than the Company. This competition places downward pressure on prices for local and long distance telephone service and data services, which can adversely affect the Company’s operating results. Also, as the technology to deliver VoIP services is improved, more companies will be able to compete with the Company in its metro markets without constructing or acquiring public switched telephone network assets in those markets. In addition, the Company could face competition from other companies, such as other competitive carriers, cable television companies, microwave carriers, wireless telephone system operators and private networks built by large end-users. The Company is much smaller in size and resources than many of its competitors. If the Company is not able to successfully compete against its larger competitors and the new entrants into the telecommunications market, the Company’s financial condition and results of operations could be materially and adversely affected.
The Company is subject to comprehensive and continually evolving regulation.
     The Company and some of its services and facilities are regulated by the FCC, states, local zoning authorities, and other governmental entities in a regulatory environment that is becoming more challenging for CLECs. These regulators routinely conduct rulemaking proceedings and issue interpretations of existing rules. These regulatory proceedings could impose additional obligations on the Company, give rights to competitors, increase the Company’s costs, and otherwise adversely affect its ability to implement its business plan. Attempts to limit the basic competitive framework of the Telecom Act could interfere with the successful implementation of the Company’s business plan.
     The FCC’s Order on Remand FCC 04-290 of its Triennial Review Order rulemaking proceeding implemented in March 2005 significantly increased costs to CLECs like the Company for “last mile” access in key geographic areas. Additionally, one of the Company’s biggest competitors was recently freed from certain regulatory requirements that required it to make certain packet-switched and optical services available on just and reasonable terms. These and other similar regulatory developments could have detrimental effects on the Company’s CLEC business and could affect the Company’s ability to develop and implement strategic alternatives to the sale of its wireline business.
Risks Related to the Company’s Common Stock
An entity owned and controlled by our Chairman is the Company’s majority stockholder.
     An entity owned and controlled by the Chairman of the Company’s Board of Directors filed an amendment to its Form 13D with the Commission on May 1, 2006 disclosing that the Chairman’s beneficial ownership of the Company’s common stock was approximately 58.5% as of such date. As a result, the Company’s Chairman has the power to elect all of the Company’s directors. Under applicable law and the Company’s certificate of incorporation and by-laws, certain actions cannot be taken without the approval of holders of a majority of the Company’s voting stock, including, without limitation, mergers and the sale of substantially all of the Company’s assets and amendments to its certificate of incorporation and by-laws.
Future sales or issuances of the Company’s common stock could adversely affect the Company’s stock price and/or its ability to raise capital.
     Future sales of substantial amounts of the Company’s common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the common stock and the Company’s ability to raise capital.
     As of June 30, 2007, there were 182,075,035 shares of the Company’s common stock outstanding. The shares of common stock owned by an entity owned and controlled by the Company’s Chairman are restricted shares that may be sold only under a registration statement or an exemption from federal securities registration requirements. The Chairman, through Cardiff, has the right to require the Company to register under the Securities Act of 1933, as amended, shares of the Company’s common stock held by Cardiff and to include shares of the Company’s common stock held by Cardiff in certain registration statements filed by the Company from time to time.

     In addition, as of August 6, 2007, 4,000,000 shares of the Company’s 6% Class A Convertible Preferred Stock were outstanding. At such time, such shares of Class A Preferred Stock were convertible into approximately 51,462,271 shares of the Company’s common stock. However, pursuant to the terms of the Class A Preferred Stock, the number of shares of common stock into which the Class A Preferred Stock is convertible increases quarterly. A majority of the Class A Preferred Stock is held by Cardiff and the remainder is held by various stockholders. Cardiff and such stockholders have the right to require the Company to register the Class A Preferred Stock and the shares of common stock into which it is convertible under the Securities Act, and to include such Class A Preferred Stock and/or common stock in certain registration statements filed by the Company from time to time.
     The Company has options outstanding to purchase approximately 9.8 million shares of common stock reserved for issuance under its 2002 Stock Incentive Plan as of March 31, 2007. Unless surrendered or cancelled earlier under the terms of the stock incentive plan, those options will start to expire beginning in 2013. In addition, the 2002 Stock Incentive Plan authorizes future grants of options to purchase common stock, or awards of restricted common stock, with respect to an additional 5.9 million shares of common stock in the aggregate.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands except ratio amounts)
The Company’s ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated are as follows:

	Six Months Ended		Three Months Ended
	June 30,		June 30,		Year Ended December 31,
	2007	2006	2007	2006	2006	2005	2004	2003	2002
Loss from continuing operations before minority interests, income tax expense (benefit), and (loss) gain on sale of assets (1)	$(56,504)	$(79,740)	$(36,170)	$(36,081)	$(130,344)	$(146,505)	$(405,543)	$(102,554)	$(1,510,192)
Add:
Interest expense, net	$17,826	$15,388	$9,191	$7,745	$32,077	$34,291	$26,214	$36,848	$226,451
Interest portion of rent expense (2)	10,976	10,884	5,637	5,300	21,982	25,773	19,129	17,898	25,472
Amortization of capitalized interest	1,100	800	600	400	1,900	1,100	700	300	11,200

Total Earnings	(26,602)	(52,668)	(20,742)	(22,636)	(74,385)	(85,341)	(359,500)	(47,508)	(1,247,069)
Fixed charges:
Interest expense, net	17,826	15,388	9,191	7,745	32,077	34,291	26,214	36,848	226,451
Interest capitalized	2,428	2,051	1,170	1,155	5,233	4,011	4,036	2,988	11,112
Interest portion of rent expense (2)	10,976	10,884	5,637	5,300	21,982	25,773	19,129	17,898	25,472
Preferred security dividend	7,029	6,661	3,540	3,374	13,486	12,703	4,910	—	42,247

Total fixed charges	$38,259	$34,984	$19,538	$17,574	$72,778	$76,778	$54,289	$57,734	$305,282

Ratio of earnings to fixed charges	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.	N.M.
Deficiency	$64,861	$87,652	$40,280	$40,210	$147,163	$162,119	$413,789	$105,242	$1,552,351

(1)	This amount does not include the net reorganization gain of $3,032,282 on Jan 1, 2003 (dollars in thousands).

(2)	Interest componet of rent expense is considered to be 1/3 of rent expense
N.M. — Not meaningful

USE OF PROCEEDS
     All sales of the Class A Preferred Stock and common stock will be by or for the account of the selling shareholders named in this prospectus, in any supplement to this prospectus or in an amendment to the registration statement of which this prospectus forms a part. We will not receive any proceeds from the sale by the selling shareholder of the Class A Preferred Stock or the issue of or subsequent sale by the selling shareholder of the Company common stock issuable upon exercise of the conversion right attached to the Class A Preferred Stock. Under the terms of the Registration Rights Agreement entered into with representatives of the initial purchasers, we have agreed, among other things, to pay all of the expenses incidental to the registration and sale of the securities covered by this prospectus, excluding underwriting discounts and selling commissions (which discounts and commissions will be paid by the selling shareholders).
THE SELLING SHAREHOLDERS
     We issued the Class A Preferred Stock in a private placement exempt from the registration requirements of the Securities Act. Through this prospectus and related registration statement, we are registering 200,000 shares of the Class A Preferred Stock as well as the shares of our common stock issuable upon conversion of such Class A Preferred Stock for selling shareholders who acquired their holdings of Class A Preferred Stock through transfers subsequent to the initial private placement of such Class A Preferred Stock. The shares of our Class A Preferred Stock and common stock now being registered are owned, as of the date of this prospectus, by the selling shareholders listed in the tables below.
     The tables below present information regarding the beneficial ownership by the selling shareholders of our Class A Preferred Stock and common stock, respectively, as of August 6, 2007. For the purposes of computing the number and percentage of shares beneficially owned by the selling shareholders on August 6, 2007, any shares which such selling shareholder has the right to acquire within 60 days after such date are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other selling shareholder. Therefore, the table presenting common stock ownership assumes the conversion of a selling shareholder’s Class A Preferred Stock into common stock for the purpose of calculating the number of shares of our common stock held by such selling shareholder and the percentage ownership represented thereby.
     Class A Preferred Stock:

	Shares Owned Prior to			Shares Owned After
	Offering under			the Offering under
	this Prospectus			this Prospectus
			Maximum Number
			of Shares Offered
Selling Shareholder	Number(1)	Percentage	Under Prospectus	Number	Percentage
EnterAspen Limited	156,780	4%	20,310	136,470	3%
J.P. Morgan Ventures Corporation	521,549	13%	70,000	451,549	11%

Lehman Brothers Inc.	80,000	2%	80,000	0	*

Sopris Partners, Series A of Sopris Capital Partners, LP	229,563	7%	29,690	199,873	5%
     Common Stock:

	Shares Owned Prior to			Shares Owned After
	Offering under			the Offering under
	this Prospectus			this Prospectus
			Maximum Number
			of Shares Offered
Selling Shareholder	Number(1)(2)	Percentage (2)	Under Prospectus	Number (2)	Percentage (2)
EnterAspen Limited	2,066,193	1.1%	261,390	1,804,803	1.0%
J.P. Morgan Ventures Corporation	15,210,543	8.1%	900,900	14,309,643	7.6%
Lehman Brothers Inc.	3,104,100	1.7%	1,029,600	2,074,500	1.1%
Sopris Partners, Series A of Sopris Capital Partners, LP	3,024,876	1.6%	382,110	2,642,766	2.5%

*	Less than one percent.

(1)	Share numbers based on information provided by the selling shareholders.

(2)	Common stock numbers and percentages include shares issuable upon conversion of Class A Preferred Stock as well as common stock acquired by the selling shareholders through other means. The amount of shares issuable upon conversion of the Class A Preferred Stock was calculated based on the applicable conversion rate as of June 30, 2007, the most recent accretion date for the Class A Preferred Stock.

DESCRIPTION OF CLASS A PREFERRED STOCK
     This section describes the general terms and provisions of the Company’s Class A Preferred Stock and the Registration Rights Agreement. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended, the Company’s Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and other Special Rights of the 6% Class A Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”), and the Company’s Bylaws, as amended, each of which were previously filed as an exhibit to the Company’s disclosure on Form 8-K, and the Registration Rights Agreement filed with the Commission by the Predecessor Issuer and the amendment to the Registration Statement filed as an exhibit to the Company’s disclosure on Form 8-K, each of which documents and instruments is incorporated by reference in this prospectus. You should read the Company’s Certificate of Incorporation, Certificate of Designation and Bylaws and the Registration Rights Agreement, copies of which are available from us upon request at the address set forth under the heading “Where You Can Find More Information,” for additional information before you purchase any shares of Class A Preferred Stock or any Company common stock issuable upon conversion thereof.
     General
     Under our Certificate of Incorporation, our Board of Directors is authorized to issue up to 200,000,000 shares of undesignated preferred stock, par value $0.01 per share, in one or more series, with such designations, relative rights, preferences and limitations as set forth in the resolutions providing for such shares, and subject to the limitations contained in the certificate of incorporation. On August 4, 2004, the Board of Directors of the Predecessor Issuer authorized and designated the 6% Class A Convertible Preferred Stock of the Predecessor Issuer, with such rights, preferences and limitations as set forth in an amendment to the Predecessor’s certificate of incorporation containing substantially identical terms as those contained in the Certificate of Designation. As previously disclosed, on February 28, 2006, the Predecessor Issuer consummated a corporate restructuring pursuant to which the Predecessor Issuer merged with and into its then indirect wholly owned subsidiary, XO LLC, with XO LLC as the entity surviving such merger as our direct wholly owned subsidiary. Pursuant to the merger, among other things, all of the capital stock and other securities of the Predecessor Issuer, including its 6% Class A Convertible Preferred Stock and common stock subject to the Registration Rights Agreement, were converted into the right to receive corresponding capital stock and other securities of XO Holdings on a one-for-one basis, and we assumed the rights and obligations of the Predecessor Issuer under the Registration Rights Agreement.
     XO Holdings executed and enacted the Certificate of Designation on February 28, 2006, thereby establishing our Class A Preferred Stock, in connection with the Predecessor Issuer’s corporate restructuring. Under the Certificate of Designation, the number of shares of Class A Preferred Stock may not exceed 4,000,000 and the liquidation preference of such shares is $50 per share plus the aggregate amount of accretion over time, as discussed below (the “Liquidation Preference”). On August 6, 2004, the Predecessor Issuer issued 3,800,000 shares of its 6% Class A Convertible Preferred Stock to Cardiff and its affiliate, and 200,000 shares of such preferred stock to the R2 Investors for aggregate gross proceeds of $200 million (or $50 per share). Such initial purchasers entered into the Registration Rights Agreement, pursuant to which (as assumed by us in connection with the restructuring) shares of the Class A Preferred Stock are now being registered.
     Ranking
     The Class A Preferred Stock ranks, with respect to rights on liquidation, winding-up and dissolution, (i) senior to each other class of capital stock outstanding or established hereafter by the Company the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Class A Preferred Stock as to rights on liquidation, winding-up and dissolution of the Company (collectively referred to as “Junior Shares”); (ii) on a parity with each other class or series of preferred stock established hereafter by the Company the terms of which expressly provide that such class or series will rank on a parity with the Class A Preferred Stock as to rights on liquidation, winding-up and dissolution (collectively referred to as “Parity Shares”); and (iii) junior to each other class or series of preferred stock established after the date hereof by the Company the terms of which expressly provide that such class or series will rank senior to the Class A Preferred Stock as to rights upon liquidation, winding-up and dissolution of the Company (collectively referred to as “Senior Shares”). As of the date of this prospectus, the Class A Preferred Stock is the most senior equity security of the Company in respect of any distribution of its assets upon liquidation.
     Dividends
     The holders of Class A Preferred Stock are not entitled to receive cash dividends on such stock.
     Liquidation Preference
     The Liquidation Preference is $50 plus accretion in value over time. Accretion of the Liquidation Preference of each share of Class A Preferred Stock commenced on September 30, 2004. Such accretion has occurred and will continue to occur quarterly on each March 31, June 30, September 30 and December 31 of each year (each an “Accretion Date”) at the rate of 1.5% per quarter on the Liquidation Preference as in effect immediately prior to such Accretion Date. Accretion will continue until the earlier of (i) the date such shares are redeemed by the Company (the “Redemption Date”), (ii) the date such shares are converted into Company common stock and (iii) the date of any voluntary or involuntary liquidation, dissolution or winding-up of affairs of the Company. For any accretion period which is less than a full quarter, the Liquidation Preference will accrete in an amount to be computed on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed.

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of affairs of the Company, the holders of shares of Class A Preferred Stock then outstanding will be entitled to be paid, out of the assets of the Company available for distribution to its shareholders, an amount in cash equal to the Liquidation Preference (including the aggregate amount of any accretion at such time) at such time before any payment shall be made or any assets distributed to the holders of any of the Junior Shares. If the assets of the Company are not sufficient to pay in full the liquidation payments payable to the holders of outstanding shares of Class A Preferred Stock and all Parity Shares, then the holders of all such securities will share equally and ratably in such distribution of assets in proportion to the full Liquidation Preference at such time. The Company is not required to declare, pay or set apart any amounts for the payment of the Liquidation Preference.
     Conversion Rights
     Each share of Class A Preferred Stock may be converted into shares of Company common stock on any date at the option of the holder of such share at a rate equal to the Liquidation Preference as of such date divided by $4.62, as adjusted in the manner discussed in the “Conversion Price Adjustment” section below (such price, subject to adjustment, the “Conversion Price”). The right to convert a share of Class A Preferred Stock will cease at the close of business on the Redemption Date for such share.
     The right of conversion attaching to any shares of Class A Preferred Stock may be exercised by the holder of such shares by delivering the shares to be converted to the office of the conversion agent designated by the Company, accompanied by a duly signed and completed notice of conversion in form reasonably satisfactory to the conversion agent. The conversion date will be the date on which the shares of 6% Class A Convertible Preferred Stock and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, the Company will issue and deliver to the conversion agent a certificate or certificates for the number of full shares of Company common stock issuable upon conversion, with any fractional shares rounded up to full shares or, at the Company’s option, payment in cash in lieu of any fraction of a share, based on the market price (determined in accordance with the Certificate of Designation) of the Company common stock on the trading day preceding the conversion date. No payment or adjustment for dividends, or for any dividends in respect of shares of Company common stock, will be made upon conversion. Holders of Company common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record time before the close of business on the conversion date.
     The Company will pay any and all taxes that may be payable in respect of the issue or delivery of shares of Company common stock on conversion of Class A Preferred Stock. The Company will not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Company common stock in a name other than that in which the Class A Preferred Stock so converted were registered, and no such issue or delivery may be made unless and until the person requesting such issue has paid to the conversion agent the amount of any such tax, or has established to the satisfaction of the conversion agent that such tax has been paid.
     Conversion Price Adjustment
     The Conversion Price of the Class A Preferred Stock is subject to adjustment (in accordance with formulas set forth in the Certificate of Designation) upon the occurrence of certain events, including, among others, the following:
•	Changes in Capital Stock: There will be an adjustment if the Company (i) pays a dividend or makes a distribution on common stock, in each case, consisting of shares of Company common stock, (ii) subdivides its outstanding shares of Company common stock into a larger number of shares of Company common stock (including by means of a stock split), (iii) combines its outstanding shares of Company common stock into a smaller number of shares of Company common stock or (iv) issues, in a reclassification of the Company common stock, other securities of the Company (including any such reclassification in connection with a consolidation or merger of the Company in which the Company is the surviving entity).
•	Distributions: There will be an adjustment if the Company distributes to all holders of Company common stock (including any such distribution made to the shareholders of the Company in connection with a consolidation or merger in which the Company is the continuing corporation) evidence of its indebtedness, shares of another class of its capital stock, cash or other property of any nature (other than distributions and dividends payable in shares of common stock and quarterly cash dividends not exceeding 5% of the value of all Company common stock outstanding), or any options, warrants or other rights to subscribe for or purchase any of the foregoing.
•	Reorganization, Reclassification, Consolidation, Merger or Sale: There will be an adjustment if any capital reorganization of the Company, or any reclassification of the Company common stock, or any consolidation or merger of the Company with or into any other entity, or any sale, lease or other transfer of all or substantially all of the assets of the Company to any other entity, shall be effected in such a way that the holders of the Company common stock would be entitled to receive (either directly or upon subsequent liquidation) stock, securities, cash or other property (whether such stock, securities, cash or other property are issued or distributed by the Company or any other person) with respect to or in exchange for the common stock.

•	Below Market Equity Issuances: There will be an adjustment if at any time or from time to time the Company issues or sells, or is deemed to issue or sell any shares of Company common stock, options to purchase or rights to subscribe for Company common stock, securities by their terms convertible into or exchangeable for Company common stock, or options to purchase or rights to subscribe for such convertible or exchangeable securities for consideration per share of Company common stock less than (x) in the case of a public offering, the closing price on the principal exchange on which the Company common stock is quoted on the day before the pricing of such offering and (y) in all other cases, the market price per share of Company common stock as of the date immediately prior to the first public announcement of such transaction (or consummation of such transaction if the Company common stock is not then publicly traded), or the record date for determination of shareholders entitled to receive (or purchase) such rights, options, warrants, or convertible securities (or options to purchase convertible securities) in the case of a distribution or issuance thereof in respect of the Company’s capital stock.
     The adjustment events listed above are discussed in much greater detail in the Certificate of Designation and should be read in conjunction therewith.
     The Board of Directors will make such additional adjustments in the application of such provisions as it deems necessary or appropriate in its sole discretion, to effectuate the essential intent and principles established in the Certificate of Designation necessary to preserve the conversion rights exercisable by the holders of Class A Preferred Stock, and to avoid or diminish any income tax to any holders of common stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such (i) for federal income tax purposes or (ii) for any other reasons related to taxes. No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the number of shares of common stock that Class A Preferred Stock can be converted to upon conversion. However, any adjustments that are not required to be made due to the one percent threshold shall be carried forward and taken into account in any subsequent adjustment.
     Redemption
     On January 15, 2010, the Company must redeem in cash all of the shares of Class A Preferred Stock then outstanding at a redemption price equal to 100% of the Liquidation Preference per share as of the Redemption Date.
     Upon a “Change of Control” (within the meaning of the Certificate of Designation) of the Company, a holder of Class A Preferred Stock may demand that the Company redeems in cash all, but not less than all, of the Class A Preferred Stock held by such holder at a price equal to 100% of the Liquidation Preference per share as of the Redemption Date.
     The Class A Preferred Stock will be redeemable at the option of the Company at any time after August 6, 2007 (the third anniversary of the issue date) for a cash price equal to 100% of the Liquidation Preference per share as of the Redemption Date. However, such optional redemptions are only available to the Company if the market price of the Company common stock equals or exceeds 250% of the Conversion Price for 20 trading days in any period of 30 consecutive trading days.
     At least 30 and not more than 60 days prior to the Redemption Date, written notice of redemption with instructions must be given by the Company to each holder of Class A Preferred Stock.
     Voting Rights
     Each issued and outstanding share of Class A Preferred Stock is entitled to the number of votes equal to the number of shares of Company common stock into which such share of Class A Preferred Stock is convertible (as may be adjusted from time to time) at each meeting of stockholders of the Company (or pursuant to any action by written consent) with respect to any and all matters presented to the stockholders of the Company for their action or consideration and as otherwise required by Delaware law. Except as provided by law, holders of shares of Class A Preferred Stock vote together with the holders of Company common stock as a single class.
     Registration Rights Agreement
     The Predecessor Issuer entered into, and we assumed its rights and obligations under, the Registration Rights Agreement with the initial purchasers of the Predecessor Issuer’s Class A Preferred Stock, pursuant to which we are obligated, if requested to do so by any holder of shares of Class A Preferred Stock, to register under the Securities Act all or part of such holder’s (i) shares of Class A Preferred Stock, (ii) Company common stock issued or issuable upon conversion of any Class A Preferred Stock, and/or (iii) Company common stock issued with respect to the Class A Preferred Stock by way of a stock dividend, stock split or reverse stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise (collectively, the “Registrable Securities”). Under the Registration Rights Agreement, we are obligated to use reasonable best efforts to effect the registration statement under the Securities Act of the Registrable Securities as expeditiously as possible, but in any event within 180 days of such request. We are also obligated to notify the other holders of Class A Preferred Stock of any such request for registration within 10 days of receipt of a request and offer to register Registrable Securities of the other holders in such registration.

     If we effect a registration of Registrable Securities by means of shelf registration pursuant to Rule 415 under the Securities Act (a “Shelf Registration Statement”), in addition to the other requirements contained herein, the Company must, at its cost, use its reasonable best efforts to keep the Shelf Registration Statement continuously effective in order to permit the prospectus forming a part thereof to be usable by the sellers of Registrable Securities covered by the Shelf Registration Statement until such time as all the Registrable Securities covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement or cease to be outstanding (the “Effectiveness Period”). However, the Effectiveness Period in respect of the Shelf Registration Statement will be extended to the extent required to permit dealers to comply with the applicable prospectus delivery requirements under the Securities Act and as otherwise provided in the Registration Rights Agreement.
     We shall pay all expenses incident to the registration and disposition of the Registrable Securities pursuant to the Registration Rights Agreement, including, without limitation, all registration, filing and applicable national securities exchange fees, all fees and expenses of complying with state securities or blue sky laws (including fees and disbursements of counsel to the underwriters or the sellers of Registrable Securities in connection with “blue sky” qualification of the Registrable Securities and determination of their eligibility for investment under the laws of the various jurisdictions), all word processing, duplicating and printing expenses, all messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of “cold comfort” letters or any special audits required by, or incident to, such registration, all fees and disbursements of underwriters (other than underwriting discounts and commissions), all transfer taxes, and all fees and expenses of counsel to the Purchasers. However, the sellers of Registrable Securities shall pay underwriting discounts and commissions in respect of the Registrable Securities being registered.

DESCRIPTION OF COMPANY COMMON STOCK
     This section describes the general terms and provisions of the Company’s common stock. The summary set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company’s Certificate of Incorporation, as amended, and the Company’s Bylaws, as amended, each of which were previously filed as an exhibit to the Company’s disclosure on Form 8-K, each of which is incorporated by reference in this prospectus. You should read the Company’s Certificate of Incorporation and Bylaws for additional information before you purchase any shares of Company common stock.
     General
     The Company’s Certificate of Incorporation provides that the Company may issue up to 1,000,000,000 shares of common stock, par value $0.01 per share. As of August 6, 2007, 182,075,035 shares of common stock were issued and outstanding. On July 5, 2007, the last reported sale price of Company common stock was $4.52 per share. The Predecessor Issuer’s common stock began trading shortly after the first distribution of common stock pursuant to its Plan of Reorganization on January 3, 2003 and traded on the Over the Counter Bulletin Board of The Nasdaq Stock Market, Inc. (the “OTCBB”) and in the pink sheets under the symbol “XOCM.OB.” The Company common stock trades on the OTCBB and in the pink sheets under the symbol “XOHO.OB”
     The following table shows, for the periods indicated, the high and low closing bid prices for Company common stock, which includes periods that related to the Predecessor Issuer, each as reported by the OTCBB.

	2007		2006		2005
	High	Low	High	Low	High	Low
First Quarter	$5.24	$4.07	$3.95	$1.84	$3.37	$2.30
Second Quarter	$5.20	$4.33	$5.40	$3.71	$3.09	$1.75
Third Quarter*	$4.89	$3.10	$4.90	$3.80	$3.01	$2.22
Fourth Quarter	N/A	N/A	$4.95	$3.50	$2.63	$1.76
* For 2007, through August 23, 2007
     All shares of common stock offered hereby, when issued, will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of capital stock and to certain provisions of our Certificate of Incorporation, holders of shares of Company common stock are entitled to receive distributions if, as and when authorized and declared by the Board of Directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. We may make distributions from time to time.
     Holders of shares of common stock have no conversion, sinking fund, redemption or preemptive rights to subscribe for any of our securities. Subject to certain provisions of our Certificate of Incorporation, shares of Company common stock have equal distribution, liquidation and other rights.
     Dividend Policy
     We do not intend to declare or pay nor has the Predecessor Issuer ever declared or paid any cash dividend on the Company common stock. Our Credit Facility restricts our ability to pay cash dividends on the Company common stock.

PLAN OF DISTRIBUTION
     We are registering shares of Class A Preferred Stock and Company common stock on behalf of the selling shareholders to permit public secondary trading of these securities. For purposes of this plan of distribution, the selling shareholders also includes any donee, pledge, transferee or other successor-in-interest selling shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares of Class A Preferred Stock or Company common stock offered by this prospectus will be borne by us, other than underwriter discounts and brokerage commissions, if any, attributable to the sale of shares of Class A Preferred Stock and Company common stock, which such discounts and commissions will be borne by the selling shareholders.
     Sales of shares of Class A Preferred Stock or Company common stock may be effected by the selling shareholders from time to time in one or more types of transactions, including (i) block transactions on a quotation system or market on which our shares are listed from time to time; (ii) in negotiated transactions; (iii) through put or call option transactions relating to such securities; (iv) through short sales of such securities or (v) any combination of these methods of sale, each at either market prices prevailing at the time of such transaction or at negotiated prices. These transactions may or may not involve brokers or dealers. Each selling shareholder has advised us that it has not, as of the date of this prospectus, entered into any agreement, understanding or arrangement with any underwriter or broker-dealer regarding the sale of its shares of Company common stock, nor is there an underwriter or coordinated broker acting in connection with the proposed sale of shares of Class A Preferred Stock or Company common stock by such selling shareholder.
     The selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, such broker-dealers and financial institutions may engage in short sales (i) of shares of Class A Preferred Stock or Company common stock or (ii) of securities convertible into or exchangeable for shares of Class A Preferred Stock or Company common stock in the course of hedging positions they assume with the selling shareholders. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealers and financial institutions of shares of Class A Preferred Stock or Company common stock offered by this prospectus, which shares may be resold by the broker-dealer or financial institution, pursuant to this prospectus (as amended or supplemented to reflect such transaction).
     The selling shareholders may sell shares of Class A Preferred Stock or Company common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares of Class A Preferred Stock or Company common stock for whom these broker-dealers may act as agents or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling shareholders and any broker-dealer that act in connection with the sale of shares of Class A Preferred Stock or Company common stock may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by the selling shareholders or such broker-dealer or any profit on the resale of the shares of Company common stock sold by the selling shareholders or the broker-dealer while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Additionally, the selling shareholders may be subject to the prospectus delivery requirements of the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares of Company common stock against certain liabilities, including liabilities arising under the Securities Act.
     The Company has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to its sales in the market.
     The selling shareholders may resell all or a portion of their shares of Class A Preferred Stock or Company common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.
     Upon the Company being notified by the selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:
•	the name of the selling shareholders and each of the participating broker-dealer(s);
•	the number of shares involved;
•	the initial price at which such shares are to be sold;
•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transactions.

LEGAL MATTERS
     The validity of the Company Class A Preferred Stock and common stock offered in this registration statement on Form S-3 has been passed upon for us by Morrison & Foerster LLP, McLean, Virginia. The selling shareholders are being, and will be, advised about other issues relating to the Company common stock by their own legal counsel.
EXPERTS
     The consolidated financial statements and schedule of XO Holdings, Inc. as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.
     KPMG LLP’s report covering the December 31, 2006 consolidated financial statements and schedule of XO Holdings, Inc. refers to the adoption of Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements in Current Year Financial Statements and Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment in 2006.
WHERE YOU CAN FIND MORE INFORMATION
     This prospectus is part of a registration statement on Form S-3 that was filed with the Commission. This prospectus does not contain all of the information set forth in the registration statement. Some items may have been omitted from the prospectus as permitted by the rules and regulations of the Commission. You should refer to the registration statement and its accompanying exhibits for further information with respect to the Company as the provisions of any contract, agreement or other document discussed herein are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement, please refer to the exhibit for a more complete description of the matter involved.
     We are subject to the informational requirements of the Securities Exchange Act, as amended (the “Exchange Act”), and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the Commission. Our Commission filings are available over the Internet on the Commission’s website at www.sec.gov. You also may read and copy any documents that we file at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. Information about us, including our most recent Exchange Act filings, is also available on our website at www.xo.com. Information on our website is not incorporated by reference herein and our web address is included as an inactive textual reference only.
INCORPORATION OF DOCUMENTS BY REFERENCE
     We are incorporating by reference in this prospectus the information we file with the Commission. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We are incorporating by reference the Company’s documents listed below and any future filings the Company may make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until all of the securities offered under this prospectus are sold:
•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed on April 30, 2007 (which incorporates the Company’s Certificate of Incorporation, Certificate of Designation and Bylaws as Exhibits 3.1, 3.2 and 3.3 and Amendment No. 1 to the Registration Rights Agreement, dated April 28, 2006, as Exhibit 10.2, which we are also incorporating by reference herein);
•	the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2007 and August 9, 2007;
•	the Company’s Proxy Statement on Schedule 14A filed with the Commission on May 18, 2007; and
•	the Company’s Current Report on Form 8-K filed on January 5, 2007, March 9, 2007, May 11, 2007 and August 13, 2007.
You may request a copy of these filings at no cost, by writing or telephoning us at the following address:
     General Counsel
     XO Holdings, Inc.
     11111 Sunset Hills Road

     Reston, Virginia 20190
     (703) 547-2000
     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.
XO Holdings, Inc.
200,000 Shares of 6% Class A Convertible Preferred Stock
(Liquidation Preference $50 per share plus Accretion)
and
Shares of Common Stock Issuable Upon Conversion
of such 6% Class A Convertible Preferred Stock
PROSPECTUS
Dated August 28, 2007